SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D [Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND

AMENDMENT THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 1)*

Across America Financial Services, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

00501N 10 3

(CUSIP Number)

David N. Allen, Secretary

University License Equity Holdings, Inc.

4740 Walnut St., Suite 100

Campus Box 588

Boulder, CO 80309

(303) 735-1688

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 00501N 10 3

1	Names of Reporting Persons University License Equity Holdings, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds 00

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,427,834

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 1,427,834

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,427,834

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.01%

14	Type of Reporting Person CO

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Statement on Schedule 13D (“Amendment No. 1”) amends and supplements the Statement on Schedule 13D initially filed with the Securities and Exchange Commission on April  15, 2009 (as amended, the “Schedule 13D”) by University License Equity Holdings, Inc. (the “Reporting Person”) with respect to the Common Stock, $0.001 par value (the “Common Stock”), of Across America Financial Services, Inc., a Colorado corporation, which has its principal executive offices at 5350 South Roslyn, Suite 400, Greenwood Village, Colorado 80111(the “Issuer”). Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On March 31, 2009 the Issuer completed the acquisition of Apro Bio Pharmaceutical Corporation (“Apro”) pursuant to the terms of the Agreement of Merger and Plan of Reorganization, as amended (the “Merger Agreement”), among the Issuer, Apro and Across America Acquisition Corp., a wholly-owned subsidiary of the Issuer (“AAAC”).  Under the terms of the Merger Agreement, AAAC was merged with and into Apro, and Apro became a wholly-owned subsidiary of the Issuer (the “Merger”). Pursuant to the terms of the Merger Agreement, the shareholders of Apro were issued a total of 18,210,295 shares of Common Stock in exchange for Apro capital stock in connection with the Merger.  The Reporting Person was previously issued 728,895 shares of common stock of Apro in exchange for the license of certain technologies to Apro by CU, which were exchanged for 728,895 shares of Common Stock in connection with the Merger. An additional 698,939 shares of Common Stock were issued to the Reporting Person upon consummation of the Merger pursuant to the licensing of additional technology to Apro by CU. Additionally, pursuant to a Letter Agreement titled “Subscription and Three Year Lock Up Agreement” dated January 28, 2009 between Apro and the Reporting Person (the “Lock-Up Agreement”), the Reporting Person agreed to certain lock-up and leak-out terms.  Pursuant to the Lock-Up Agreement, the Reporting Person will not offer, sell, contract to sell, pledge, hypothecate, grant any option to purchase or otherwise dispose of any shares of Common Stock of the Issuer, or any securities convertible into or exchangeable for shares of Common Stock of the Issuer owned by the Reporting Person (the “Restricted Securities”) for the periods described therein without the consent of a representative of BOCO Investments, LLC.  This restriction applies to the Restricted Securities for a period of three years after the closing of the Merger Agreement; provided, however, that after two (2) years, the Reporting Person may sell up to five percent (5%) of the Restricted Securities every quarter during the third year.  Notwithstanding the foregoing, if at any time after fifteen (15) months from the closing of the Merger Agreement, the closing price of the Common Stock on any particular trading market is above $3.00 per share for 25 out of 30 consecutive trading days with an average daily trading volume in excess of 250,000 shares, the Reporting Person may sell up to ten percent (10%) of the Restricted Securities in every quarter that such conditions are met.

The description of each of the Merger Agreement and the Lock-Up Agreement is qualified in its entirety by the provisions of each such agreement attached to this Schedule 13D as an exhibit.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As more fully described in Item 3 above, the shares of Common Stock were acquired by the Reporting Person in connection with the closing of the Merger, which resulted in a material acquisition by, and a change in control of the Issuer. Other than the Merger Agreement, that certain Subscription Agreement between Apro and the Reporting Person dated May 15, 2006, as amended by an Amendment to Subscription Agreement between the parties dated March 17, 2009 (the “Subscription Agreement”), and the Lock-Up Agreement, the Reporting Person has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The description of each of the Merger Agreement, the Subscription Agreement and the Lock-Up Agreement is qualified in its entirety by the provisions of each such agreement attached to this Schedule 13D as an exhibit.

CU also entered into an Exclusive License Agreement with Apro dated May 15, 2006, a Sponsored Research Agreement with Apro dated May 15, 2006, a Services Agreement between with Apro dated June 18, 2007, an Exclusive License Agreement with Apro (when Apro was known as MaxCure Pharmaceuticals, Inc.) dated March 31, 2008, and an Exclusive License Agreement with Apro dated November 12, 2008, the descriptions of each of which is qualified in its entirety by the provisions of such agreement attached to this Schedule 13D as an exhibit.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding a new Exhibit No. 8 as follows:

8.  Letter Agreement titled “Subscription and Three Year Lock Up Agreement” dated January 28, 2009 between Apro and the Reporting Person.

*  *  *  *  *

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 22, 2009

UNIVERSITY LICENSE EQUITY HOLDINGS, INC.

/s/ David N. Allen
David N. Allen, Secretary